

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 30, 2017

Via Email
Mr. Eric R. Slusser
Executive Vice President and Chief Financial Officer
Express Scripts Holding Company
One Express Way
St Louis, MO 63121

Re: **Express Scripts Holding Company**
       Form 10-K for the year ended December 31, 2016
       Filed February 14, 2017
       File No. 1-35490

Dear Mr. Slusser:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2016
Business, page 2

1. We note the list of PBM products and services on page 7 and described on pages 3-6. Please advise us which ones constitute a class of similar products or services accounting for 10 percent or more of consolidated revenue. See Item 101(c)(1)(i) of Regulation S-K.

Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 34

2. We note the Overview discussion addresses revenues but not expenses. Please revise to describe the significant components of expenses in order to provide an understanding of your results of operations. Consider including a discussion of your rebates and how significant components of expenses incurred by your network revenues differ from those of your home delivery and specialty revenues. See item 303(a)(3)(i) of Regulation S-

      K. In addition, quantify for us the amount of rebates recorded as a reduction of cost of revenues and the portion of the rebate payable to customers which is recorded a reduction of revenues.

Results of Operations, page 35

3. In your analysis of results of operations, you often attribute changes in line items to a combination of several different factors. For example, you disclose that the 9% network pharmacy revenue decrease relates primarily to the expected roll off of certain clients, better management of supply chain, lower claims volume from other existing clients and an increase in the network generic fill rate, partially offset by inflation on branded drugs. When you list multiple factors that contributed to line item changes, please revise your disclosure to quantify, if possible, the impact of each material factor that you discuss. Refer to Item 303(a)(3) of Regulation S-K and Section III.D of Release No. 33-6835.

Schedule II, Valuation and Qualifying Accounts and Reserves, page 90

4. We note that only the activity in your allowance for doubtful accounts has been included in Schedule II, Valuation and Qualifying Accounts and Reserves. Please tell us why your contractual allowances from third-party payers and allowance for uncollectible rebates from manufacturers have not been included on Schedule II. Refer to the guidance in Rule 12-09 of Regulation S-X. In addition, quantify for us the amount of your gross rebate receivables included in the receivables, net balance.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Linda Cvrkel at (202) 551-3813 or me at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Hillary Daniels at (202) 551-3959 or James Lopez, Legal Branch Chief at (202) 551-3536 with any other questions.

                    Sincerely,

                    /s/ Joel Parker

                    Joel Parker,
                    Senior Assistant Chief Accountant
                    Office of Beverages, Apparel and Mining